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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 69986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/20__ AND ENDING _____03/31/21_____
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    XLII Financial Services LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    10023 Apple Creek Drive
                                                                    (No. and Street)

Dallas	Texas	75243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Clarence Anderson   972-721-3613
                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Phillip V. George, PLLC
                                                                    (Name – *if individual, state last, first, middle name*)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                                              Information contained in this form are not required to respond
                                              unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Clarence Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **XLII Financial Services LLC**, as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ANGELICA FRETTOLOSO
NOTARY PUBLIC
STATE OF TEXAS
ID 128317329
JULY 17, 2022

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of XLII Financial Services LLC as of March 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of XLII Financial Services LLC as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of XLII Financial Services LLC's management. Our responsibility is to express an opinion on XLII Financial Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to XLII Financial Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of XLII Financial Services LLC's financial statements. The supplemental information is the responsibility of XLII Financial Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as XLII Financial Services LLC's auditor since 2019.

Celeste, Texas
June 3, 2021

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

XLII FINANCIAL SERVICES LLC
Statement of Financial Condition
March 31, 2021

ASSETS

Cash	$	9,425
Commissions receivable		2,361
Prepaid expenses		225
TOTAL ASSETS	$	12,011

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's Equity		12,011
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,011

XLII FINANCIAL SERVICES LLC
Statement of Income
Year Ended March 31, 2021

Revenue		
Mutual fund commissions	$	25,521
Variable annuity commissions		152,619
TOTAL REVENUE		178,140
Expenses		
Professional fees		13,405
Regulatory expenses		2,316
Other		1,425
TOTAL EXPENSES		17,146
NET INCOME	$	160,994

XLII FINANCIAL SERVICES LLC
Statement of Changes in Member's Equity
Year Ended March 31, 2021

	Total
Balance at March 31, 2020	$ 23,534
Net income	160,994
Distributions to member	(172,517)
Balance at March 31, 2021	$ 12,011

XLII FINANCIAL SERVICES LLC
Statement of Cash Flows
Year Ended March 31, 2021

Cash flows from operating activities		
Net income	$	160,994
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in assets and liabilities:		
Decrease in commissions receivable		6,173
Increase in prepaid expenses		(225)
Net cash provided by operating activities		166,942
Cash flows from financing activities		
Distributions to member		(172,517)
Net decrease in cash		(5,575)
Cash at beginning of year		15,000
CASH AT END OF YEAR	$	9,425

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business:

XLII Financial Services LLC (the "Company") was organized as a Texas limited liability company in June 2017. The Company is a wholly-owned subsidiary of KLC Anderson Holding Company LLC (the "Parent"), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company's operations consist primarily in selling mutual funds and variable annuity insurance products to individuals in Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 1 - Nature of Business and Significant Accounting Policies (continued)

Revenue Recognition

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the fund and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $9,425, which was $4,425 in excess of its required net capital of $5,000. The Company's net capital ratio was zero to 1.

Note 3 – Related Party Transactions/Economic Dependency/Concentration of Revenue

The sole member of the Parent (the "Member"), who is also an officer and registered securities representative of the Company, generated all of the revenue for the year ended March 31, 2021. The Company is economically dependent upon the Member due to the concentration of revenue generated.

The Member provides office space for the Company at no cost to the Company.

Note 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2021, through June 3, 2021, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of March 31, 2021.

XLII FINANCIAL SERVICES LLC
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2021

Computation of Net Capital

Total member's equity qualified for net capital	$ 12,011
Deduction and/or charges	
Non-allowable assets:	
Commissions receivable	2,361
Prepaid expenses	225
Total deductions and/or charges	2,586
Net Capital	$ 9,425

Aggregate Indebtedness $ -

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,425
Ratio of aggregate indebtedness to net capital	zero to 1

Reconciliation of Computation of Net Capital

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 as of March 31, 2021, and the Company's audited financial statements as of March 31, 2021. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the period.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
XLII Financial Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report of XLII Financial Services LLC, in which (1) XLII Financial Services LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) XLII Financial Services LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception (Non-Covered Firm provision). XLII Financial Services LLC's management is responsible for compliance with the Non-Covered Firm provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about XLII Financial Services LLC's compliance with the Non-Covered Firm provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm provision.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 3, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

XLII Financial Services LLC

Exemption Report

XLII Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Clarence Anderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: President

June 1 , 2021